EXHIBIT 12.1

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERENCE DIVIDEND REQUIREMENTS

Urban Edge Properties' consolidated and combined ratios of earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2011, 2012, 2013, 2014 and 2015 and the six months ended June 30, 2016 are as follows:

	Year Ended December 31,					Six Months Ended June 30,
(Amounts in thousands)	2015	2014	2013	2012	2011	2016	2015
Fixed Charges Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries ....................	$42,642	$67,515	$111,435	$71,214	$88,900	$55,889	$6,141
Add: fixed charges .............................	60,816	58,395	59,168	57,115	58,226	29,554	30,960
Subtract: capitalized interest ...............	(1,856)	—	—	—	—	(1,631)	(857)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges ...........	(16)	(22)	(21)	(13)	3	(2)	(11)
Total Earnings ...................................	101,586	125,888	170,582	128,316	147,129	83,810	36,233

Fixed Charges:
Interest and debt expense ....................	$55,584	$54,960	$55,789	$53,772	$55,138	$26,249	$28,410
Capitalized interest ..............................	1,856	—	—	—	—	1,631	857
Estimate of the interest within rental expense ................................................	3,376	3,435	3,379	3,343	3,088	1,674	1,693
Total Fixed Charges ..........................	60,816	58,395	59,168	57,115	58,226	29,554	30,960

Ratio of earnings to fixed charges	1.67	2.16	2.88	2.25	2.53	2.84	1.17

For purposes of calculating these ratios, (a) earnings represent income from continuing operations before income taxes, plus fixed charges, and (b) fixed charges represent interest expense on all indebtedness, including amortization of deferred debt issuance costs, and the portion of operating lease rental expense that management considers representative of the interest factor, which is one-third of operating lease rentals.

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